UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLSTATE 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION
2775 SANDERS ROAD, SUITE F-5
NORTHBROOK, ILLINOIS 60062-6127

Allstate 401(k)
Savings Plan
(EIN: 36-3871531 Plan: 001)
Financial Statements as of and for the
Years Ended December 31, 2016 and 2015, Supplemental Schedule as of
December 31, 2016, and
Report of Independent Registered Public Accounting Firm

ALLSTATE 401(k) SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	1

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	3

Notes to Financial Statements as of and for the Years Ended December 31, 2016 and 2015	5

SUPPLEMENTAL SCHEDULE:	14

Form 5500—Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2016	15

SIGNATURES	18

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP 111 S. Wacker Drive Chicago, IL 60606 USA Tel: +1 312 486 1000 Fax: +1 312 486 1486 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Allstate 401(k) Savings Plan
Northbrook, Illinois
We have audited the accompanying statements of net assets available for benefits of the Allstate 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2016 and the supplementary information by fund in the statement of net assets available for benefits and the statement of changes in net assets available for benefits have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule and supplementary information by fund are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule and supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule or supplementary information. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Security Act of 1974. In our opinion, such schedules and supplementary information are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
Chicago, Illinois
June 8, 2017

Member of Deloitte Touche Tohmatsu Limited

ALLSTATE 401(K) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016
($ in Thousands)

	Supplementary Information
	Participant- Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ASSETS

Investments—at contract value:
Invesco Advisers Inc. Stable Value Fund	$715,341	$-	$-	$715,341

Investments—at fair value:
The Allstate Corporation common stock	-	608,171	117,035	725,206
Collective short-term investment fund	-	1,792	3	1,795
Common collective trust funds:
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	428,503	-	-	428,503
SSgA Real Return ex-Natural Resource Equities Non-Lending Series Fund – Class C	13,554	-	-	13,554
SSgA S&P 500 Index Non-Lending Series Fund – Class A	1,146,593	-	-	1,146,593
SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund – Class A	393,696	-	-	393,696
SSgA Russell Sm Cap Index Non-Lending Series Fund – Class A	400,910	-	-	400,910
SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A	299,949	-	-	299,949
NTI Emerging Markets Fund	29,948	-	-	29,948
Northern Trust Focus Funds	543,795	-	-	543,795
Total investments—at fair value	3,256,948	609,963	117,038	3,983,949

Total investments	3,972,289	609,963	117,038	4,699,290

Receivables:
Dividends and interest	1,220	2,696	522	4,438
Employer contributions	-	14,801	7,182	21,983
Participant contributions	20	2	-	22
Other	-	1,977	-	1,977
Participant notes receivable	91,146	-	-	91,146
Interfund	-	66,844	-	66,844
Total receivables	92,386	86,320	7,704	186,410

Other assets	4,082	-	-	4,082
Total assets	4,068,757	696,283	124,742	4,889,782

LIABILITIES

ESOP loan (Notes 1 and 3)	-	-	5,287	5,287
Payables:
Interfund	1,959	-	64,885	66,844
Other	1,789	32	-	1,821

Total liabilities	3,748	32	70,172	73,952

NET ASSETS AVAILABLE FOR BENEFITS	$4,065,009	$696,251	$54,570	$4,815,830

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015
($ in thousands)

	Supplementary Information
	Participant- Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ASSETS

Investments—at contract value:
Invesco Advisers Inc. Stable Value Fund	$666,154	$-	$-	$666,154

Investments—at fair value:
The Allstate Corporation common stock	-	554,491	171,178	725,669
Collective short-term investment fund	-	2,465	1	2,466
Common collective trust funds:
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	411,300	-	-	411,300
SSgA Real Return ex-Natural Resource Equities Non-Lending Series Fund – Class C	7,105	-	-	7,105
SSgA S&P 500 Index Non-Lending Series Fund – Class A	1,064,061	-	-	1,064,061
SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A	364,007	-	-	364,007
SSgA Russell Sm Cap Index Non-Lending Series Fund – Class A	352,358	-	-	352,358
SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A	235,722	-	-	235,722
NTI Emerging Markets Fund	24,051	-	-	24,051
Northern Trust Focus Funds	487,606	-	-	487,606
Total investments—at fair value	2,946,210	556,956	171,179	3,674,345

Total investments	3,612,364	556,956	171,179	4,340,499

Receivables:
Dividends and interest	5	2,659	828	3,492
Employer contributions	-	-	8,704	8,704
Participant contributions	29	2	-	31
Participant notes receivable	90,685	-	-	90,685
Interfund	-	79,604	-	79,604
Total receivables	90,719	82,265	9,532	182,516

Other assets	2,049	-	-	2,049
Total assets	3,705,132	639,221	180,711	4,525,064

LIABILITIES

ESOP loan (Notes 1 and 3)	-	-	10,551	10,551
Payables:
Interfund	1,215	-	78,389	79,604
Other	608	39	-	647

Total liabilities	1,823	39	88,940	90,802

NET ASSETS AVAILABLE FOR BENEFITS	$3,703,309	$639,182	$91,771	$4,434,262

See notes to financial statements.

ALLSTATE 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016
($ in Thousands)

	Supplementary Information
	Participant- Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ADDITIONS

Net investment income:
Net apreciation in fair value of investments	$310,498	$108,647	$18,995	$438,140
Interest	15,256	15	12	15,283
Dividends	5	11,976	2,084	14,065

Net investment income	325,759	120,638	21,091	467,488

Interest income on participant notes receivable	3,701	-	-	3,701
Contributions:
Participants	186,387	12,345	-	198,732
Employer - ESOP loan debt service	-	-	1,932	1,932
Employer - cash matched on participant contributions	1,348	13,453	5,250	20,051

Total contributions	187,735	25,798	7,182	220,715

Allocation of company shares - shares matched on participant deposits at fair value	-	59,633	(59,633)	-

Total additions	517,195	206,069	(31,360)	691,904

DEDUCTIONS

Benefits paid to participants	261,557	43,222	-	304,779

Interest expense	-	-	586	586

Administrative expense	4,659	309	3	4,971

Total deductions	266,216	43,531	589	310,336

NET INCREASE (DECREASE)	250,979	162,538	(31,949)	381,568

INTERFUND TRANSFERS	110,721	(105,469)	(5,252)	-

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,703,309	639,182	91,771	4,434,262

End of year	$4,065,009	$696,251	$54,570	$4,815,830

See notes to financial statements.

ALLSTATE 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2015
($ in Thousands)

	Supplementary Information
	Participant- Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ADDITIONS

Net investment income:
Net depreciation in fair value of investments	$(36,988)	$(80,208)	$(22,497)	$(139,693)
Interest	14,780	68	5	14,853
Dividends	(1)	11,778	3,308	15,085

Net investment loss	(22,209)	(68,362)	(19,184)	(109,755)

Interest income on participant notes receivable	3,706	-	-	3,706

Contributions:
Participants	186,414	13,694	-	200,108
Employer–ESOP loan debt service	-	-	3,454	3,454
Employer–cash matched on participant contributions	887	(947)	5,250	5,190

Total contributions	187,301	12,747	8,704	208,752

Allocation of company shares–shares matched on participant deposits at fair value	-	73,138	(73,138)	-

Total additions	168,798	17,523	(83,618)	102,703

DEDUCTIONS

Benefits paid to participants	264,458	48,849	-	313,307
Interest expense	-	-	1,047	1,047
Administrative expense	4,231	346	4	4,581

Total deductions	268,689	49,195	1,051	318,935

NET DECREASE	(99,891)	(31,672)	(84,669)	(216,232)

INTERFUND TRANSFERS	100,017	(94,767)	(5,250)	-

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,703,183	765,621	181,690	4,650,494

End of year	$3,703,309	$639,182	$91,771	$4,434,262

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF PLAN
The following description of the Allstate 401(k) Savings Plan (the “Plan”), sponsored by The Allstate Corporation (the “Company”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — Regular full-time and regular part-time employees of subsidiaries of the Company, with the exception of those employed by the Company’s international subsidiaries, Esurance Insurance Services, Inc., and Answer Financial, Inc. are eligible to participate in the Plan. There is no waiting period to enroll in the Plan, provided employees are at least 18 years old.
The Plan is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”). The stock bonus portion of the Plan includes a leveraged and a nonleveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Administration — The Plan is administered by the Administrative Committee. Investment transactions are authorized by the Plan’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the 401(k) Committee. The 401(k) Committee is comprised of various Allstate Insurance Company officers as described in the Plan.
Trustee of the Plan — The Northern Trust Company holds Plan assets as trustee under the Allstate 401(k) Savings Plan Trust.
Contributions — Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax, Roth 401(k), and after-tax contributions, subject to Internal Revenue Code limitations. All eligible employees hired or rehired are automatically enrolled in the Plan at a 5% pre-tax contribution rate, unless the participant declines enrollment or changes the contribution rate within the first 45 days of eligibility. Participants age 50 or older have the option to make additional pre-tax or Roth 401(k) contributions (“Catch-Up” contributions). Employees may also roll over pre-tax or Roth 401(k) amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company match for a plan year is 80 cents for every pre-tax and/or Roth 401(k) dollar that a participant contributes to the Plan during the plan year, up to 5% of eligible compensation. All employer contributions are invested in the Allstate Stock Fund. However, participants can transfer all or part of their Company contributions to any investment option within the Plan at any time, subject to certain limited trading restrictions.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses. Accounts may increase by rollovers and decrease by rollovers and withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants hired prior to March 1, 2009 were immediately vested in their contributions and the Company’s contributions plus earnings thereon. Employees hired on or after March 1, 2009 are immediately vested in their contributions and will fully vest in the Company’s contributions after three years of vesting service.
Investment Options — Upon enrollment in the Plan, a participant may direct employee contributions to any or all of the current investment options as listed below. If a participant does not make an investment election, employee contributions will be invested in the Target Retirement Date Fund that corresponds with the participant’s birth date and assumes a retirement date at age 65. Participants may change their investment elections at any time, with limited trading restrictions, but without redemption restrictions. The funds transact with the participants at net asset value on a daily basis.
Allstate Stock Fund (The Allstate Corporation common stock) — The Allstate Stock Fund is a unitized fund that invests in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.
Stable Value Fund (Invesco Advisers, Inc. Stable Value Fund) — The fund, managed by Invesco Advisers, Inc. (“Invesco”), a registered investment advisor, is an actively managed portfolio that includes a number of investment contracts issued by a diversified group of insurance companies, banks, and other financial institutions, each backed by one or more diversified bond portfolios.
Bond Fund (SSgA U.S. Bond Index Non-Lending Series Fund – Class A) — The fund, managed by State Street Global Advisors (“SSgA”), a registered investment company, invests in the U.S. Bond Index Non-Lending Series Fund - Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term. The Barclays Capital U.S. Aggregate Bond Index is an index representative of well-diversified exposure to the overall U.S. bond market.
S&P 500 Fund (SSgA S&P 500® Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P 500® Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Standard & Poor’s 500® Index over the long term. The Standard & Poor’s 500® Index consists of large capitalization (“cap”) stocks across over 24 industry groups and 500 stocks chosen for market size, liquidity and industry group representation.
Real Asset Fund (SSgA Real Return ex-Natural Resource Equities Non-Lending Fund – Class C) — The fund, managed by SSgA, invests in the Real Return ex-Natural Resource Equities Non - Lending Class C Series Fund, which is a collective fund whose objective is to provide an investment return that approximates as closely as practicable, before expenses, the performance of its custom index (the “Real Asset Index”) over the long term. The fund is a collection of real asset investments in commodities, real estate and inflation-protected bonds and offers liquid, cost-effective exposure to three asset classes (see table below) via a disciplined, strategic asset allocation approach.

Target	Fund’s Exposure	Real Asset Index
20%	Commodities Futures Market	Bloomberg Roll Select Commodity Index
35%	Global Development Real Estate Investment Trusts (REITSs)	FTSE EPRA/NAREIT Developed Liquid Index
45%	U.S. Treasury Inflation-Protected Securities (TIPS)	Barclays U.S. TIPS Index

International Equity Fund (SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund – The fund, managed by SSgA, invests in Global All Cap Equity ex U.S. Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ex-U.S. Investable Market Index (IMI) over the long term. The MSCI ACWI ex U.S. IMI are free float-adjusted market capitalization weighted indexes that capture large, mid and small cap equity representation across 22 of 23 developed market countries, excluding the U.S. and 23 emerging market countries.
Russell 2000 Fund (SSgA Russell Small Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the Russell Small Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Russell 2000® Index over the long term. The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe.
Mid-Cap Fund (SSgA S&P Mid-Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P Mid-Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the S&P Mid-Cap 400TM Index over the long term. The S&P Mid-Cap 400TM Index is a cap-weighted index that measures the performance of the mid-range sector of the U.S. stock market.
Emerging Markets Fund (Northern Trust Investments, Inc. (“NTI”) Emerging Markets Fund) — The Emerging Markets Fund invests in the Northern Trust Collective Emerging Markets Index Fund - Non-Lending managed by NTI. The fund’s objective is to approximate the risk and return characteristics of the MSCI® Emerging Markets Equity Index. The MSCI® Emerging Markets Equity Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets.
Target Retirement Date Funds (Northern Trust Focus Funds) — The Target Retirement Date Funds invest in the Northern Trust Focus Funds, a series of target retirement date collective trust funds for qualified plans managed by NTI. There are ten different Target Retirement Date Funds ranging from 2010 – 2055, in five-year increments, and an Income Fund. Target Retirement Date Funds are dynamic asset allocation investment options. The asset allocation of each Target Retirement Date Fund (except for the Income Fund) gradually changes over time according to a targeted retirement year, assuming a retirement age of 65, until the Target Retirement Date Fund eventually merges with the Income Fund. The funds invest in a broadly diversified portfolio of primarily passive investment funds comprised of U.S. and international stocks, inflation sensitive securities, and U.S. bonds.
Participant Notes Receivable — Participants may borrow from their vested account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their vested account balance, or (ii) $50,000, and will be taken from the participant’s accounts in the following order: pre-tax, Roth 401(k), rollover, and after-tax. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the loan fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate, plus one percent, as published in the Wall Street Journal in effect on the 15th day of the month prior to the first day of the quarter in which the loan is requested. Generally, principal and interest are paid by participants ratably through payroll deductions.
Employee Stock Ownership Plan (ESOP) — The Company has a leveraged ESOP. The ESOP loan bears interest at 7.9%. The borrowing is to be repaid through the year 2019 or earlier, if the Company elects to make additional contributions for principal prepayments on the ESOP Loan. As the Plan makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible participants’ accounts in accordance with applicable regulations under the Code. The Plan made $5,263,675 million in principal prepayments in 2016.
ESOP shares not yet allocated to participants are held in a suspense account, and none of these shares serve as collateral. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.
Payment of Benefits — Upon termination of service, a participant is entitled to a complete withdrawal of his or her vested account balance, net of any outstanding loans. Partial withdrawals are also permitted under the Plan subject to restrictions.  Participants may leave their account balance in the plan after termination, if the balance is greater than $1,000; however, after the age of seventy and a half, required minimum distributions must be withdrawn.

If the value of a vested account balance on or after a participant’s settlement date does not exceed $1,000, the participant will receive an automatic lump sum distribution of their vested account balance.
Forfeited Accounts — As of December 31, 2016 and 2015, forfeited nonvested accounts totaled $1,959,360 and $1,215,387, respectively, and are reported in other assets. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2016 and December 31, 2015, employer contributions were reduced by $1,215,387 and $1,246,743, respectively, due to forfeited nonvested accounts.

2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various types of investments, including institutional index funds, a stable value fund and common stock. These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates. It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — Plan investments are stated at fair value except for fully benefit-responsive investment contracts ("FBRIC") which are reported at contract value. Shares of institutional index funds are valued at prices that represent the net asset value of shares held by the Plan at year-end and the fair value of the underlying investments. Common stock held in the Allstate Stock Fund is valued using market price. The Stable Value Fund is a FBRIC and stated at contract value, which is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Statements of Net Assets Available for Benefits present investment contracts at fair value, with the exception of the Stable Value Fund. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date plus one basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses — Investment management fees, recordkeeping fees, and trustee fees along with other administrative expenses charged to the Plan for investments in each of the Plan’s investment options are deducted from income earned on a daily basis and are not separately reflected. Consequently, fees and expenses are reflected as a reduction of investment return for such investments.
Benefits Paid to Participants and Participant Notes Receivable — Benefits paid to participants and participant notes receivable are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of year end are included in other assets on the Statements of Net Assets Available for Benefits. Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.
Adopted Accounting Standards (Simplification of Disclosure and Reporting Requirements for Employee Benefit Plans) — In July 2015, the Financial Accounting Standards Board ("FASB") issued guidance affecting certain disclosures.  Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan adopted the provisions of the new guidance as of December 31, 2016. Certain historical disclosures that are no longer required were removed.
Pending Accounting Standards (Simplification of Disclosure and Reporting Requirements for Employee Benefit Plans) — In May 2015, FASB issued guidance which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The guidance is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The new guidance affects disclosures and reporting only and will not have a material impact on the presentation of the statement of net assets available for benefits.

3.	ESOP LOAN
The ESOP Loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9%. A $1,932,262 million prepayment was made on February 10, 2017 and the remaining loan balance of $3,355,075 million is scheduled to mature in 2019.
The following table presents additional information, as of December 31, 2016 and 2015, for the Plan’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares.

($ in thousands)	2016		2015
	Allstate Stock Fund	ESOP Company Shares	Allstate Stock Fund	ESOP Company Shares

Number of shares	8,205,218	1,578,990(1)	8,930,436	2,756,933(1)

Cost	$206,500	$11,251	$235,933	$19,644

Fair value	608,171	117,035	554,491	171,178

(1) Includes unallocated shares and shares committed to be released.

The estimated fair value of the ESOP loan as of December 31, 2016 and 2015, was $5,505,776 and $11,021,100, respectively, determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considering the Plan’s own credit risk.

4.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would be 100% vested in their accounts.

5.	TAX STATUS
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter, dated September 23, 2013, that the Plan and related trust were designed in accordance with applicable sections of the Code. The plan document has been amended since receiving the determination letter. The Plan’s management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements, and there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The IRS completed their examination of the Plan for the years ended 2011 and 2012. Their closing letter was issued April 15, 2016. The IRS is not currently examining the Plan. The statute of limitation has expired and the Plan is not subject to income tax examinations for years prior to 2013. A filing for an updated plan determination letter was submitted to the IRS on December 19, 2016.
6.    FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Stable Value Fund holdings include investment contracts called synthetic guaranteed investment contracts comprised of investments in the common collective trusts plus a wrapper contract. The wrapper contract is issued by a financial institution and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations.
The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting. Funds may be withdrawn pro-rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Plan after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.
The wrapper contracts wrap underlying assets which are held in the trust and owned by the Stable Value Fund. The underlying assets are comprised of common collective trusts which may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines. High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/A1 or better as measured by S&P Global’s or Moody’s credit rating services. The investments in the common collective trusts are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.
The wrapper contracts are benefit-responsive in that they provide that participants may execute transactions from the Stable Value Fund according to Plan provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals. The interest rates in wrapper contracts are reset monthly, based on market rates of other similar investments, the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the financial duration of the contract investments. All contracts have a minimum crediting rate of 0%. Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Plan provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. Plan Management does not believe that any events that may limit the ability of the Stable Value Fund to transact at contract value are probable.
7.    FAIR VALUE OF ASSETS AND LIABILITIES
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Net Assets Available for Benefits at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:
Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan can access.
Level 2: Assets and liabilities whose values are based on the following:

(a)	Quoted prices for similar assets or liabilities in active markets;

(b)	Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c)	Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.
Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s estimates of the assumptions that market participants would use in valuing the assets and liabilities.
The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Plan in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.
In determining fair value, the Plan principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Plan uses the income approach which involves determining fair values from discounted cash flow methodologies and the cost approach which is based on replacement costs.
Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis
Level 1 measurements
The Allstate Corporation Common Stock: The Company’s common stock is actively traded on the New York Stock Exchange and is valued based on unadjusted quoted prices.
Level 2 measurements
SSgA U.S. Bond Index Non-Lending Series Fund – Class A, SSgA S&P 500 Index Non-Lending Series Fund – Class A, SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund – Class A, SSgA Russell Small Cap Index Non-Lending Series Fund – Class A, SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A, NTI Emerging Markets Fund, Northern Trust Focus Funds, SSgA Real Return ex-Natural Resource Equities Non-Lending Fund – Class C: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are primarily derived based on the fair values of the underlying investments in the fund, some of which are not actively traded.
Collective Short-Term Investment Fund: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded. A portion of the Collective Short-Term Investment Fund is deemed part of the Stable Value Fund.

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2016. There were no assets measured at fair value on a non-recurring basis as of December 31, 2016. There were no level 3 assets as of December 31, 2016.

($ In Thousands)	Level 1	Level 2	Total
Assets
The Allstate Corporation Common Stock	$725,206	$-	$725,206
SSgA U.S. Bond Index NL Series Fund - Class A	-	428,503	428,503
SSgA Real Return ex-Natural Resource Equities Non-Lending Series Fund - Class C	-	13,554	13,554
SSgA S&P 500 Index NL Series Fund - Class A	-	1,146,593	1,146,593
SSgA Global All Cap Equity ex U.S. Index NL Series Fund - Class A	-	393,696	393,696
SSgA Russel Small Cap Index NL Series Fund - Class A	-	400,910	400,910
SSgA S&P Mid Cap Index NL Series Fund - Class A	-	299,949	299,949
NTI Emerging Markets Fund	-	29,948	29,948
Northern Trust Focus Funds	-	543,795	543,795
Collective short-term investment fund	-	1,795	1,795
Total assets at fair value	$725,206	$3,258,743	$3,983,949
% of total assets at fair value	18.2%	81.8%	100%
The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2015. There were no assets measured at fair value on a non-recurring basis as of December 31, 2015. There were no level 3 assets as of December 31, 2015.

($ In Thousands)	Level 1	Level 2	Total
Assets
The Allstate Corporation Common Stock	$725,669	$-	$725,669
SSgA U.S. Bond Index NL Series Fund - Class A	-	411,300	411,300
SSgA Real Return ex-Natural Resource Equities Non-Lending Series Fund - Class C	-	7,105	7,105
SSgA S&P 500 Index NL Series Fund - Class A	-	1,064,061	1,064,061
SSgA Global All Cap Equity ex U.S. Index NL Series Fund - Class A	-	364,007	364,007
SSgA Russel Small Cap Index NL Series Fund - Class A	-	352,358	352,358
SSgA S&P Mid Cap Index NL Series Fund - Class A	-	235,722	235,722
NTI Emerging Markets Fund	-	24,051	24,051
Northern Trust Focus Funds	-	487,606	487,606
Collective short-term investment fund	-	2,466	2,466
Total assets at fair value	$725,669	$2,948,676	$3,674,345
% of total assets at fair value	19.7%	80.3%	100.0%
There were no transfers between levels during 2016 or 2015.
Net appreciation (depreciation) of investments included in the Statement of Change of Net Assets Available for Benefits relate to investments still held as of December 31, 2016 and 2015.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015:

($ In Thousands)	2016	2015

Net assets available for benefits per the financial statements	$4,815,830	$4,434,262
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	13,827
Net assets available for benefits per the Form 5500	$4,815,830	$4,448,089
The following is a reconciliation of net investment income per the financial statements to the Form 5500 for the years ended December 31, 2016 and 2015:

($ In Thousands)	2016	2015

Total net investment income per the financial statements	$467,488	$(109,755)
Interest income on participant notes receivable	3,701	3,706
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(8,580)
Net assets available for benefits per the Form 5500	$471,189	$(114,629)

9.	RELATED-PARTY TRANSACTIONS
The Plan invests in The Northern Trust Collective Short Term Investment Fund, the NTI Emerging Markets Fund, and the Northern Trust Focus Funds, which are collective investment funds managed by NTI, the investment advisor division of The Northern Trust Company, the trustee of the Plan. Fees paid by the Plan for investment management services associated with the Collective Short Term Investment Fund, the NTI Emerging Markets Fund, and the Northern Trust Focus Funds were included as a reduction of the return earned on each fund. The Plan also invests in the common stock of The Allstate Corporation, the Plan’s sponsor, as referenced in the Statements of Net Assets Available for Benefits.

******

SUPPLEMENTAL SCHEDULE

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	9,784,208 shares	$217,750,295	$725,205,497

	Invesco Advisers Stable Value Fund:

*	The Northern Trust Collective Short Term	43, 981, 952 shares	43,981,952	43,981,952
	Investment Fund No. 22-19589

	IGT Jennison A+ Int G/C Common Collective Trust	1,363,464 shares	2,314,806	2,366,995
	IGT BlkRK A+ Int G/C Common Collective Trust	8,352,559 shares	13,231,979	14,092,111
	IGT GS Core A Common Collective Trust	9,029,397 shares	13,265,675	14,117,336
	IGT Invesco A+ Core Common Collective Trust	4,010,426 shares	6,536,700	7,055,362
	IGT Invesco Short Term Bond Common Collective Trust	44,887,937 shares	70,465,192	74,008,357
	IGT PIMCO A+ Core Common Collective Trust	3,999,440 shares	6,669,798	7,075,057
	Transamerica Wrapper	Transamerica No. MDA-00714TR

	IGT Invesco Short Term Bond Common Collective Trust	46,553,571 shares	73,888,431	76,754,548
	IGT GS Core A Common Collective Trust	5,227,927 shares	7,713,984	8,173,791
	IGT BlkRK A+ Core Common Collective Trust	4,842,017 shares	7,673,053	8,169,263
	IGT PIMCO A+ Core Common Collective Trust	4,662,361 shares	7,752,239	8,247,773
	IGT Invesco A+ Core Common Collective Trust	4,662,726 shares	7,663,199	8,202,924
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.01.0001

	IGT Invesco A+ Core Common Collective Trust	3,419,527 shares	5,502,746	6,015,821
	IGT Invesco Short Term Bond Common Collective Trust	46,380,537 shares	72,399,706	76,469,261
	IGT Jennison A+ Int G/C Common Collective Trust	14,539,416 shares	23,653,045	25,240,658
	IGT PIMCO A+ Core Common Collective Trust	3,419,259 shares	5,653,996	6,048,709
	Prudential Insurance Company Wrapper	Prudential Insurance Company No. GA-62294
(Continued)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Invesco Advisers Stable Value Fund:

	IGT BlkRK A+ Int G/C Common Collective Trust	19,858,058 shares	$28,481,585	$31,882,449
	IGT Invesco A+ Int G/C Common Collective Trust	16,354,465 shares	28,329,625	32,376,853
	IGT PIMCO A+ Int G/C Common Collective Trust	12,643,888 shares	28,876,982	31,960,032
	State Street Bank Wrapper	State Street Bank No. 105027

	IGT Invesco Short-term Bond Fund	13,425,864 shares	21,808,262	22,135,705
	IGT BlackRock A or Better Intermediate Gov/Credit Fund	16,067,187 shares	25,442,969	25,796,142
	IGT Jennison A or Better Intermediate Gov/Credit Fund	14,928,923 shares	25,442,960	25,916,849
	IGT PIMCO A or Better Intermediate Gov/Credit Fund	10,270,361 shares	25,442,961	25,960,454
	IGT Voya Short Duration	20,290,379 shares	21,808,261	22,065,483
	IGT Invesco A or Better Intermediate Gov/Credit Fund	13,094,255 shares	25,442,963	25,922,632
	Voya Retirement & Annuity Wrapper	Voya Retirement & Annuity No. 60256

	IGT Invesco Short-term Bond Fund	30,425,294 shares	49,959,854	50,163,277
	IGT Invesco A or Better Intermediate Gov/Credit Fund	2,372,028 shares	4,703,143	4,695,893
	IGT BlackRock A or Better Intermediate Gov/Credit Fund	2,915,648 shares	4,711,160	4,681,123
	IGT Jennison A or Better Intermediate Gov/Credit Fund	5,405,709 shares	9,360,438	9,384,397
	IGT PIMCO A or Better Intermediate Gov/Credit Fund	1,858,380 shares	4,692,528	4,697,438
	IGT Invesco A or Better Core Fixed Income Fund	3,180,068 shares	5,580,096	5,594,549
	IGT BlankRock A or Better Core Fixed Income Fund	2,759,894 shares	4,663,492	4,656,385
	IGT GS Core A	2,983,409 shares	4,669,049	4,664,517
	IGT PIMCO A or Better Core Fixed Income Fund	3,171,155 shares	5,564,895	5,609,812
	Life Ins Company SouthWest Wrapper	Life Ins Company SW No. 1008

	Adjustment from fair value to contract value for interest in fully benefit-responsive contracts			(8,842,663)
	Total Invesco Advisers Stable Value Fund		693,347,724	715,341,245

				(Continued)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500 — SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	State Street Global Advisors (SSgA):

	SSgA U.S. Bond Index Non-Lending Series Fund - Class A	31,842,421 shares	$387,098,361	$428,503,461
	SSgA Real Return ex-Natural Resource Equities Non-Lending Fund – Class C	1,205,015 shares	13,512,078	13,554,007
	SSgA S&P 500 Index Non-Lending Series Fund - Class A	26,742,062 shares	733,417,696	1,146,592,665
	SSgA Global All Cap Equity ex U.S. Index Non-Lending Series Fund - Class A	33,637,778 shares	389,286,516	393,696,557
	SSgA Russell Small Cap Index Non-Lending Series Fund - Class A	9,033,364 shares	271,803,622	400,909,686
	SSgA S&P Mid-Cap Index Non-Lending Series Fund - Class A	4,427,612 shares	213,201,033	299,948,588
	Total State Street Global Advisors		2,008,319,306	2,683,204,964

	Northern Trust Investments (NTI):

*	The Northern Trust Collective Short Term	1,795,738 shares	1,795,738	1,795,738
	Investment Fund No. 22-44460, No. 22-41639, and No. 22-18490

	NTI Emerging Markets Fund	212,694 shares	30,284,143	29,947,745
	Northern Trust Focus Income Fund	99,231 shares	12,533,266	12,971,539
	Northern Trust Focus 2010 Fund	79,658 shares	9,710,025	10,562,595
	Northern Trust Focus 2015 Fund	327,136 shares	38,004,648	43,895,130
	Northern Trust Focus 2020 Fund	825,946 shares	98,006,188	112,089,148
	Northern Trust Focus 2025 Fund	813,287 shares	97,330,261	111,818,941
	Northern Trust Focus 2030 Fund	542,335 shares	66,145,570	75,899,813
	Northern Trust Focus 2035 Fund	412,026 shares	51,693,299	58,573,562
	Northern Trust Focus 2040 Fund	310,039 shares	40,774,104	44,382,053
	Northern Trust Focus 2045 Fund	214,748 shares	27,395,037	30,758,357
	Northern Trust Focus 2050 Fund	151,650 shares	19,923,061	21,714,702
	Northern Trust Focus 2055 Fund	147,497 shares	19,691,118	21,128,911
	Total Northern Trust Investments		513,286,458	575,538,234
		Rates of interest from 3.25% to
*	Participant loans	9.50% maturing through 2031	91,145,987	91,145,987

	Total		$3,523,849,770	$4,790,435,927

*	Permitted party in interest.
(Concluded)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLSTATE 401(k) SAVINGS PLAN

	By	/s/ Lisa Hopson
Lisa Hopson
Plan Administrator

June 8, 2017